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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC File Number 1-10346
                                                        CUSIP Number 29246J 10 1

(Check One)
[ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q  [ ]Form N-SAR
[ ]Form N-CSR

                    For Period Ended:   September 30, 2006
                                      --------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
______________________________________________________________________________
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|Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.|
|                                                                            |
| Nothing in this form shall be construed to imply that the Commission has   |
|              verified any information contained herein.                    |
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

EMRISE CORPORATION
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Full Name of Registrant

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Former Name if Applicable

9485 HAVEN AVENUE, SUITE 100
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Address of Principal Executive Office (Street and Number)

RANCHO CUCAMONGA, CALIFORNIA 91730
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR
[ ] or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT WAS UNABLE TO FILE THE FORM 10-Q IN A TIMELY MANNER WITHOUT UNREASONABLE EFFORT OR EXPENSE BECAUSE THE REGISTRANT HAS CONCLUDED THAT
THE FINANCIAL STATEMENTS INCLUDED IN ITS REPORTS COVERING THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND INTERIM PERIODS DURING 2005 AND 2004 SHOULD NO LONGER BE RELIED UPON. THE REGISTRANT ANTICIPATES DELAYING THE FILING OF ITS QUARTERLY REPORT FOR SEPTEMBER 30, 2006 UNTIL THE REGISTRANT FILES RESTATED FINANCIAL STATEMENTS.

THE AUDIT COMMITTEE'S CONDUCTED AN INVESTIGATION IN RESPONSE TO
AN INQUIRY BY THE STAFF OF THE COMMISSION'S DIVISION OF ENFORCEMENT.
BASED UPON INFORMATION GATHERED TO DATE IN THE AUDIT COMMITTEE'S INVESTIGATION, IT APPEARS THAT DURING THE QUARTER ENDED DECEMBER 31, 2004, THE COMPANY PREMATURELY RECOGNIZED APPROXIMATELY $224,000 OF NET SALES OF COMMUNICATIONS TEST EQUIPMENT UNITS THAT WERE NOT ACTUALLY DELIVERED TO THE CUSTOMER DURING THAT QUARTER AND THUS DID NOT MEET ALL APPLICABLE REVENUE RECOGNITION CRITERIA UNTIL AFTER THAT QUARTER. THESE $224,000 OF NET SALES WERE INCLUDED IN THE COMPANY'S $9,768,000 AND $29,861,000 OF TOTAL NET SALES PREVIOUSLY REPORTED FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2004, RESPECTIVELY, AND IT APPEARS, REPRESENTED APPROXIMATELY $153,000 OF THE COMPANY'S $883,000 AND $1,480,000 OF NET INCOME PREVIOUSLY REPORTED FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2004, RESPECTIVELY.

TO THE EXTENT IT IS FINALLY DETERMINED THAT ALL APPLICABLE REVENUE RECOGNITION CRITERIA WERE MET FOR THESE UNITS DURING THE QUARTER ENDED
MARCH 31, 2005, THESE $224,000 OF NET SALES WOULD BE ADDED TO THE $7,299,000 AND $41,046,000 OF TOTAL NET SALES PREVIOUSLY REPORTED FOR THE QUARTER ENDED MARCH 31, 2005 AND YEAR ENDED DECEMBER 31, 2005, RESPECTIVELY, AND WOULD DECREASE THE COMPANY'S $350,000 NET LOSS PREVIOUSLY REPORTED FOR THE QUARTER ENDED MARCH 31, 2005 AND INCREASE THE COMPANY'S $1,288,000 NET INCOME PREVIOUSLY REPORTED FOR THE YEAR ENDED DECEMBER 31, 2005 BY APPROXIMATELY $153,000.

THE COMPANY INTENDS TO PREPARE AMENDMENTS TO ITS PERIODIC REPORTS TO REFLECT THE CHANGE IN THE TIMING OF RECOGNITION OF THE SALES.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

CARMINE T. OLIVA                    (909)            987-9220
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            (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [ ]Yes  [X]No

FOR THE REASONS DESCRIBED ABOVE, THE REGISTRANT ALSO HAS BEEN UNABLE TO FILE ITS FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2006 AND JUNE 30, 2006.


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE REGISTRANT IS UNABLE TO REASONABLY ESTIMATE THE CHANGES IN ITS RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR DUE TO THE PENDING RESTATEMENT OF THE REGISTRANT'S PREVIOUS FINANCIAL STATEMENTS AS DISCUSSED IN PART III ABOVE.

                                EMRISE CORPORATION
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                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006                 By: /s/ CARMINE T. OLIVA
     -----------------------------       -------------------------------------
                                         Carmine T. Oliva,
                                         Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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